Exhibit 99.1

Costamare Inc. Declares Quarterly Common Stock Dividend of $0.27 per Share

ATHENS, GREECE – January 6, 2014 – Costamare Inc. (the “Company”) (NYSE: CMRE) has declared a quarterly dividend on its common stock of $0.27 per share for the quarter ended December 31, 2013.

Dividend Declaration

The Company today declared a cash dividend on its common stock of $0.27 per common share, payable on February 4, 2014 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on January 21, 2014.  The Company has 74,800,000 shares of common stock outstanding as of today.

The declaration of a dividend is subject to the discretion of the Board of Directors of the Company, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  The Company has 39 years of history in the international shipping industry and a fleet of about 60 containerships, with a total capacity in excess of 350,000 TEU, including five newbuild containerships on order.  Five of our containerships, including two newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a 49% equity interest.  The Company’s common stock and Series B Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE” and “CMRE PR B”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”.  In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions.  These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control.  It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

Investor Relations:
Gus Okwu
Allison+Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com